Filed by Office Depot, Inc.

Commission File No. 1-10948

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: OfficeMax Incorporated

Commission File No. 1-05057

Date: May 23, 2013

News Release

Investor Contacts	Media Contacts
Office Depot	Office Depot
Rich Leland	Brian Levine
561 438 3796	561 438 2895
richard.leland@officedepot.com	brian.levine@officedepot.com

OfficeMax	OfficeMax
Mike Steele	Julie Treon
630 864 6826	630 864 6155
michaelsteele@officemax.com	julietreon@officemax.com

For Immediate Release: May 23, 2013

OFFICE DEPOT AND OFFICEMAX SELECT THE BOSTON CONSULTING GROUP

TO PROVIDE INTEGRATION SUPPORT FOR PENDING MERGER

Leading Management Consultant Will Help Guide Integration Design and Planning Efforts;

Integration Management Office Established and Leads Named

Boca Raton, Fla. and Naperville, Ill. – Office Depot, Inc. (NYSE:ODP) and OfficeMax Incorporated (NYSE:OMX) today announced that The Boston Consulting Group (BCG), a global management consulting firm, has been selected to provide integration support for the companies’ proposed merger.

The companies also announced the establishment of an Integration Management Office to oversee the integration planning process and appointed executives from both organizations to lead the effort. Neil Austrian, Chairman and CEO of Office Depot and Ravi Saligram, President and CEO of OfficeMax will provide overall sponsorship and stewardship of the integration planning process. Bruce Besanko, Executive Vice President, Chief Financial Officer and Chief Administrative Officer for OfficeMax and Mike Newman, Executive Vice President and Chief Financial Officer for Office Depot will co-chair the integration planning process and coordinate the overall effort. Vince Pierce, Senior Vice President, Global Business Transformation for Office Depot and Paul Hoelscher, Vice President, Treasury and Corporate Development for OfficeMax will co-lead the Integration Management Office and guide day-to-day integration design and planning.

The Boston Consulting Group will be responsible for working with the management teams from both companies to help define the priorities, vision, and guiding principles of the integration process. They will work closely with the two companies’ integration leaders to establish a detailed integration plan that includes defining Day 1 priorities, preparing functional and synergy planning timelines, refining and establishing baseline and top-down synergies, conducting a culture assessment, and supporting the development of change management and communication plans.

“Capturing sustained economic value in a merger is one of the most critical elements of success for a global company,” said Saligram. “I am confident that partnering with BCG will enable us to define a rigorous integration strategy that helps us to capture the long-term strategic benefits of the merger and to obtain bottom line results as quickly as possible to maximize shareholder value.”

“Today’s announcement marks the next important milestone in the process of bringing our two great companies together and creating a global office solutions company,” Austrian said. “With the support of BCG, we will pursue our objectives of ensuring a smooth and productive transition, appropriately managing risks, and capturing the maximum of annual cost synergies — projected to be $400-600 million by the third year following the transaction’s close.”

BCG will provide a dedicated, on-site support team comprised of senior leaders, strategic advisors, and functional experts with extensive integration experience and deep understanding of multi-channel distribution and the global office supply industry. BCG has helped global and multinational clients integrate hundreds of mergers and acquisitions in the last five years.

Transaction Details

On February 20, 2013, OfficeMax and Office Depot announced their entry into an agreement to combine their companies in a merger of equals aimed at building a stronger, more efficient competitor able to meet the growing challenges of a rapidly changing industry. The merger process is ongoing, and the transaction is expected to close by the end of calendar year 2013, subject to stockholder approval from both companies, the receipt of regulatory approvals and the satisfaction of other customary closing conditions.

About OfficeMax

OfficeMax Incorporated (NYSE: OMX) is a leading provider of products, solutions and services for the workplace, whether for business or at home. The OfficeMax mission is simple: We provide workplace innovation that enables our customers to work better. The company provides office supplies and paper, print and document services, technology products and solutions, and furniture to businesses and consumers. OfficeMax consumers and business customers are served by approximately 29,000 associates through OfficeMax.com, OfficeMaxWorkplace.com, and Reliable.com; more than 900 stores in the U.S. and Mexico, and direct sales and catalogs. OfficeMax has been named one of the 2013 World’s Most Ethical Companies, and is the only company in the office supply industry to receive Ethics Inside® Certification by the Ethisphere Institute. To find the nearest OfficeMax, call 1-877-OFFICEMAX. For more information, visit www.officemax.com.

About Office Depot

Office Depot provides office supplies and services through 1,628 worldwide retail stores, a field sales force, top-rated catalogs and global e-commerce operations. Office Depot has annual sales of approximately $10.7 billion, employs about 38,000 associates and serves customers in 60 countries around the world.

Office Depot’s common stock is listed on the New York Stock Exchange under the symbol ODP. Additional press information can be found at: http://news.officedepot.com.

All trademarks, service marks and trade names of Office Depot, Inc. and OfficeMax Incorporated used herein are trademarks or registered trademarks of Office Depot, Inc. and OfficeMax Incorporated, respectively. Any other product or company names mentioned herein are the trademarks of their respective owners.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with OfficeMax’s proposed merger with Office Depot or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION FILED WITH THE SEC

Office Depot has filed with the SEC a registration statement on Form S-4 that includes a preliminary Joint Proxy Statement of OfficeMax and Office Depot that also constitutes a preliminary prospectus of Office Depot. The registration statement has not yet become effective. OfficeMax and Office Depot plan to mail the definitive Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICEMAX, OFFICE DEPOT, THE TRANSACTION AND RELATED MATTERS.

Investors and shareholders will be able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by OfficeMax and Office Depot through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by OfficeMax with the SEC by contacting OfficeMax Investor Relations at 263 Shuman Blvd., Naperville, Illinois 60563 or by calling 630-864-6800, and will be able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, Florida 33496 or by calling 561-438-7878.

PARTICIPANTS IN THE SOLICITATION

OfficeMax and Office Depot and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of OfficeMax and Office Depot in respect of the transaction described the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of OfficeMax and Office Depot in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus. Information regarding OfficeMax’s directors and executive officers is contained in OfficeMax’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on Schedule 14A, dated March 19, 2013, which are filed with the SEC. Information regarding Office Depot’s directors and executive officers is contained in Office Depot’s Annual Report on Form 10-K for the year ended December 29, 2012 and Amendment No. 1 on Form 10-K/A, which are filed with the SEC.

FORWARD-LOOKING STATEMENTS

Certain statements made in this document and other written or oral statements made by or on behalf of OfficeMax and Office Depot constitute “forward-looking statements” within the meaning of the federal securities laws, including statements regarding both companies’ future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future. OfficeMax and Office Depot cannot guarantee that the macroeconomy will perform within the assumptions underlying their respective projected outlook; that their respective initiatives will be successfully executed and produce the results underlying their respective expectations, due to the uncertainties inherent in new initiatives, including customer acceptance, unexpected expenses or challenges, or slower-than-expected results from initiatives; or that their respective actual results will be consistent with the forward-looking statements and you should not place undue reliance on them. In addition, forward-looking statements could be affected by the following additional factors, among others, related to the business combination: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy closing conditions; the ability to obtain regulatory approvals or third-party approvals for the transaction and the timing and conditions for such approvals; the ability to obtain approval of the merger by the stockholders of OfficeMax and Office Depot; the risk that the synergies from the transaction may not be realized, may take longer to realize than expected, or may cost more to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; future regulatory or legislative actions that could adversely affect OfficeMax and Office Depot; and business plans of the customers and suppliers of OfficeMax and Office Depot. The forward-looking statements made herein are based on current expectations and speak only as of the date they are made. OfficeMax and Office Depot undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise. Important factors regarding OfficeMax and Office Depot that may cause results to differ from expectations are included in the companies’ respective Annual Reports on Form 10-K for the year ended December 29, 2012, under 1A “Risk Factors”, and in the companies’ other filings with the SEC.

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